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                                                     OMB APPROVAL
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                                       OMB NUMBER:               3235-0360
                                       EXPIRES:              JUNE 30, 1997
                                       ESTIMATED AVERAGE BURDEN
                                       HOURS PER RESPONSE             0.05
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:           Date examination completed:

811-5103                                         August 31, 2001
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2. State identification Number:
     ----------- ---------- ----------- ----------- ------------ --------------

     AL          AK         AZ          AR          CA           CO
     ----------- ---------- ----------- ----------- ------------ --------------

     CT          DE         DC          FL          GA           HI
     ----------- ---------- ----------- ----------- ------------ --------------

     ID          IL         IN          IA          KS           KY
     ----------- ---------- ----------- ----------- ------------ --------------

     LA          ME         MD          MA          MI           MN
     ----------- ---------- ----------- ----------- ------------ --------------

     MS          MO         MT          NE          NV           NH
     ----------- ---------- ----------- ----------- ------------ --------------

     NJ          NM         NY          NC          ND           OH
     ----------- ---------- ----------- ----------- ------------ --------------

     OK          OR         PA          RI          SC           SD
     ----------- ---------- ----------- ----------- ------------ --------------

     TN          TX         UT          VT          VA           WA
     ----------- ---------- ----------- ----------- ------------ --------------

     WV          WI         WY          PUERTO RICO
     ----------- ---------- ----------- ----------- ------------ --------------

     Other (specify):
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3. Exact name of investment company as specified in registration statement:

Franklin Capital Corporation
--------------------------------------------------------------------------------

4. Address of principal executive office (number, street, city, state, zip code):

450 Park Avenue, 10th Floor, New York, New York 10022
--------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (8-95)

[Logo] ERNST & YOUNG
                          [] ERNST & YOUNG LLP          [] Phone: (212) 773-3000
                             787 Seventh Avenue            wwe.ey.com
                             New York, New York 10019


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Franklin Capital Corporation

We have examined management's assertion about Franklin Capital Corporation's (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2001 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2001, and with respect to agreement of security purchases and sales, for the period from May 17, 2001 (the date of our last examination) through August 31, 2001.

o Count and inspection of all securities located in the vault of The Bank of New York, 575 Madison Avenue, New York, NY 10022 without prior notice to management;

o   Confirmation of all securities out for transfer with brokers;

o Reconciliation of all such securities to the books and records of the Company;

o   Agreement  of 24  security  sales and 4  security  purchases  since our last
    report   from  the  books  and   records  of  the   Company  or  the  broker
    confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Franklin Capital Corporation was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Franklin Capital Corporation and the Securities and Exchange Commission and should not be used for any other purpose.

                                                           /s/ ERNST & YOUNG LLP
                                                           ---------------------
                                                               ERNST & YOUNG LLP

New York, New York
August 31, 2001




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